SEC
Mail Processing
Section

MAR 02 2015

Washington DC
403

SECU 15048733 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68194

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CKS Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N. Scottsdale Rd; Suite 390
(No. and Street)

Scottsdale, AZ 85250
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer L. Tupp 480-451-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Maastricht, CPA PCA #2253
(Name – *if individual, state last, first, middle name*)

11225 North 28th Drive; Suite D-161; Phoenix, AZ 85029
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

3/13/16

OATH OR AFFIRMATION

I, Jennifer L Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CICS Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jennifer L Todd
Signature

FINOP
Title

2/26/15
Notary Public

GENESEE CHEVAL
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
November 3, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CKS SECURITIES, LLC

Scottsdale, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2014

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

CKS SECURITIES, LLC

Year Ended December 31, 2014

TABLE OF CONTENTS

Report of independent registered public accounting firm 1

Financial statements:

- Statement of financial condition 2
- Statement of income 3
- Statement of changes in member's equity 4
- Statement of cash flows 5
- Notes to financial statements 6-7

Supplementary information to financial statements:

Schedule I

Computation net capital under Rule 15c3-1 of the Securities and Exchange Commission 8

Schedule II

Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission 9

Schedule III

Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission 10

Independent registered public accounting firm report on exemption report 11

Exemption report 12

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
CKS Securities, LLC:

We have audited the accompanying statement of financial condition of CKS Securities, LLC as of December 31, 2014, the related statements of operations, changes in members equity, and cash flows for the year then ended. These financial statements are the responsibility of CKS Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CKS Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information in schedules I to III has been subjected to audit procedures performed in conjunction with the audit of CKS Securities, LLC's financial statements. The supplemental information in schedules I to III is the responsibility of CKS Securities, LLC's management. Our audit procedures included determining whether the supplemental information in schedules I to III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information in schedules I to III. In forming our opinion on the supplemental information in schedules I to III, we evaluated whether the supplemental information in schedules I to III, including its form and content is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion the supplemental information in schedules I to III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Maastricht, CPA

Phoenix, Arizona
February 16, 2015

CKS SECURITIES, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Current assets:	
Cash	$ 23,209
Total current assets	23,209
	$ 23,209

MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 2,286
Accrued expenses	5,600
Total current liabilities	7,886
Member's equity:	
Capital	177,811
Accumulated loss	(162,488)
Total member's equity	15,323
	$ 23,209

See accompanying notes.

CKS SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2014

Revenue:	
Fee income	$ 136,000
Expenses:	
Insurance	4,680
Rent	25,150
Dues and subscriptions	8,000
Commissions	97,600
Marketing	2,532
Professional fees	8,301
Office expenses	10,025
Other expenses	1,080
Regulatory fees	24,763
	182,131
Net loss	$ (46,131)

See accompanying notes.

CKS SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Capital	Accumulated Loss	Total
Balance, December 31, 2013	$ 177,811	(116,357)	61,454
Net loss		(46,131)	(46,131)
Balance, December 31, 2014	$ 177,811	(162,488)	15,323

See accompanying notes.

CKS SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(46,131)
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease in accounts payable		(2,985)
Increase in accrued expenses		800
Net cash used by operating activities		(48,316)
Net decrease in cash		(48,316)
Cash, beginning of year		71,525
Cash, end of year	$	23,209

See accompanying notes.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2014

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in March, 2009 to operate as a middle-market investment bank providing merger, acquisition, valuation and merchant banking advisory services to clients.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Expense sharing

The Company has an expense sharing agreement with its owner, CKS Advisors, LLC whereby certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases or for payroll taxes and related compliance and owns no depreciable assets.

CKS SECURITIES, LLC

Notes to Financial Statements
For the Year Ended December 31, 2014

(2) Revenue recognition:

The Company recognizes fee income on financing, merger and acquisition transactions on the closing statement date. Advisory fee income is recognized on a monthly basis during the contracts, of generally six months. Related commission expenses are accrued as the income is recognized.

(3) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Rent	$ 26,650
Legal fees	1,125
Dues and subscriptions	8,000
Other office expenses	10,025
	$ 45,800

(4) Income taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2014, the Company had net capital of $15,323, which was $10,323 in excess of its required capital of $5,000.

(6) Subsequent events:

The entity did not have any subsequent events through February 16, 2014, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2014.

CKS SECURITIES, LLC
SCHEDULE 1

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2014

Member's equity (capital) per balance sheet at December 31, 2014	$ 15,323
Net capital for FINRA requirement purposes as of December 31, 2014	15,323
Net capital required	5,000
Net capital in excess of amount required	$ 10,323

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014

CKS SECURITIES, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a) (2).

CKS SECURITIES, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2014

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

11225 North 28th Drive, Suite D-101
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com - e-mail

Report of Independent Registered Public Accounting Firm

To the Member
CKS Securities, LLC:

We have reviewed management's statements, identified in the accompanying Exemption Report, in which (1) CKS Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CKS Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) CKS Securities, LLC stated that CKS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CKS Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other related procedures to obtain evidence about CKS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Maastricht, CPA

Phoenix, Arizona
February 16, 2015

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

CKS Securities, LLC's Exemption Report

CKS Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): [(2)(ii)]

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

____
CKS Securities, LLC

I, Jennifer Todd, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Jennifer Todd
Jennifer L. Todd

Title: FINOP

February 16, 2015